UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission  File  Number:  000-33163

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-KSB	[ ] Form 20-F	[ ] Form 11-K	[x] Form 10-QSB	[ ] Form N-SAR

For Period Ended: September 30, 2003

[ ] Transition Report on Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information
GENETHERA INC.
Full Name of Registrant
HAND BRAND DISTRIBUTION, INC.
Former Name if Applicable
3930 YOUNGFIELD BLVD
Address of Principal Executive Office (Street and Number)
Wheat Ridge, CO 80033
City, State and Zip Code

            Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed.  (Check box, if appropriate)

[ ]      (a)  The reasons described in reasonable detail in Part III of this form could  not  be  eliminated  without  unreasonable  effort  or  expense;

[x]      (b)  The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or  before  the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will  be  filed on or before the fifth calendar day following the prescribed due date;  and

[ ]      (c)  The  accountant's  statement  or  other  exhibit  required by Rule 12b-25(c)  has  been  attached  if  applicable.

               Part III - Narrative

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

Due to delays in providing the information to the accountant, the audit has not yet been completed.

The registrant will file the Form 10-Q Report for the three month period ended September 30, 2003, on or before November 20, 2003.

               Part IV - Other Information

(1) Name and telephone number of person to contract in regard to this notification.

Richard Bryans	303	832-2930
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x]   Yes          [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]  Yes          [x]   No

If  so:  attach  an  explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of  the  results  cannot  be  made.

GENETHERA INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2003	By: /s/ Antonio Milici, M.D., Ph.D.
Antonio Milici, M.D., Ph.D.
Chief Executive Officer